L.C. aub

SE

17005132

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68628

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ministry Partners Securities LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

915 W. Imperial Hwy, Suite 120
(No. and Street)

Brea	CA	92821
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph W. Turner, Jr. (714) 671-5720
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchinson and Bloodgood LLP
(Name – *if individual, state last, first, middle name*)

550 N. Brand Blvd 14th Floor	Glendale	CA	91203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph W. Turner, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ministry Partners Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 2017, by
Date *Month* *Year*
(1) Joseph Wayne Jr. Turner
~~(and (2)~~),
Name(~~s~~) of Signer(~~s~~)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NATHANIEL THOMAS HOCKING
Commission # 2055914
Notary Public - California
Orange County
My Comm. Expires Jan 25, 2018

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report Form X-17A-5 Pt.III **Document Date:** 12-31-16
Number of Pages: _____ **Signer(s) Other Than Named Above:** __________

TABLE OF CONTENTS

HUTCHINSON and
BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have audited the accompanying statements of financial condition of Ministry Partners Securities, LLC (the Company) as of December 31, 2016 and 2015, and the related statements of operations, member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ministry Partners Securities, LLC as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hutchinson and Bloodgood LLP

Glendale, California
February 24, 2017

MINISTRY PARTNERS SECURITIES, LLC

Statements of Financial Condition
December 31, 2016 and 2015

	2016	2015
ASSETS		
Cash	$ 345,288	$ 169,947
Cash, restricted	52,803	52,747
Concessions/commissions receivable	29,726	7,776
Property and equipment, net	7,921	9,774
Other assets	3,366	1,470
Total assets	$ 439,104	$ 241,714
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable	$ 67,292	$ 95,541
Accrued compensation	9,858	24,549
Total liabilities	77,150	120,090
Member's equity		
Common ownership	1,900,000	1,900,000
Accumulated deficit	(1,538,046)	(1,778,376)
Total member's equity	361,954	121,624
Total liabilities and member's equity	$ 439,104	$ 241,714

MINISTRY PARTNERS SECURITIES, LLC

Statements of Operations
Years ended December 31, 2016 and 2015

	2016	2015
Revenue		
Concessions	$ 738,180	$ 617,584
Commissions	564,121	411,127
Advisory fees	122,838	114,208
Income from investments	14	--
Total revenue	1,425,153	1,142,919
Expenses		
Salaries and benefits	523,007	782,211
Marketing and promotion	19,844	31,651
Clearing expenses	60,285	64,136
Office occupancy	40,766	34,394
Referral fees	190,681	105,417
Office operations and other expenses	204,389	208,598
Professional fees	138,651	125,374
Total expenses	1,177,623	1,351,781
Income (loss) before provision for income taxes and state fees	247,530	(208,862)
Provision for income taxes and state fees	7,200	5,100
Net income (loss)	$ 240,330	$ (213,962)

MINISTRY PARTNERS SECURITIES, LLC

Statements of Member's Equity
Years ended December 31, 2016 and 2015

	Common Ownership Amount	Accumulated Deficit	Total
Balance, December 31, 2014	$ 1,900,000	$ (1,564,414)	$ 335,586
Net loss	--	(213,962)	(213,962)
Balance, December 31, 2015	1,900,000	(1,778,376)	121,624
Net income	--	240,330	240,330
Balance, December 31, 2016	$ 1,900,000	$ (1,538,046)	$ 361,954

The Notes to Financial Statements are an integral part of these financial statements.

MINISTRY PARTNERS SECURITIES, LLC

Statements of Cash Flows
Years ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net income (loss)	$ 240,330	$ (213,962)
Adjustments to reconcile net income (loss) to net cash used in operating activities		
Loss on disposed assets	--	1,048
Depreciation	5,125	4,867
Net change in:		
Cash, restricted	(56)	737
Concessions/commissions receivable	(21,950)	1,894
Other assets	(1,896)	1,164
Accounts payable and accrued expenses	(42,940)	(5,014)
Net cash provided by (used in) operating activities	178,613	(209,266)
Cash Flows used in Investing Activities		
Purchase of property and equipment	(3,272)	(2,824)
Net increase (decrease) in cash	175,341	(212,090)
Cash, beginning	169,947	382,037
Cash, ending	$ 345,288	$ 169,947
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$ 800	$ 800

The Notes to Financial Statements are an integral part of these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Ministry Partners Securities, LLC (the Company) was formed in California as a limited liability company on April 26, 2010. The Company is wholly-owned by Ministry Partners Investment Company, LLC (MPIC). Offices of the Company are located in Brea, Glendora and Fresno, California.

On March 2, 2011, the Company became a registered broker dealer firm under Section 15 of the Securities Exchange Act of 1934. Effective as of March 2, 2011, the Company's application for membership in the Financial Industry Regulatory Authority (FINRA) was approved. The Company is a non-carrying broker that has been formed to provide financing solutions for churches, charitable institutions and faith-based organizations and act as a selling agent for securities offered by such entities. The Company will act as a selling agent for MPIC's debt securities and provide securities brokerage services to other credit unions and credit union service organizations and the customers and institutions they serve.

Ministry Partners Securities LLC is a member of the Securities Investor Protection Corporation (SIPC).

In May of 2012, the Company began selling Secured Investment Certificates on behalf of MPIC. On September 24, 2012, the Company received a no objection letter from FINRA, thereby authorizing the Company to act as a selling agent for MPIC's Class A Notes offering that is offered under a registration statement declared effective by the U.S. Securities and Exchange Commission (SEC) on October 11, 2012. In November 2012, the Company also began selling investments in mutual funds. In addition to serving as a selling agent for MPIC's debt securities, the Company offers other investment products including mutual funds.

In March 2013, the Company entered into a selling agreement with MPIC that enables the Company to sell MPIC's Series 1 Subordinated Capital Notes and 2013 International Notes. On July 11, 2013, the Company executed a new membership agreement with FINRA which authorized it to act on a fully disclosed basis with a clearing firm to expand its brokerage activities. In addition, on July 11, 2013, the State of California granted its approval for the Company to provide registered investment advisory services. Finally, on September 26, 2013, the Company entered into a clearing firm agreement with Royal Bank of Canada Dain Rauscher (RBC Dain), thereby enabling it to open brokerage accounts for its customers and access to RBC Dain's investment and insurance platform. The Company can now offer a broad scope of investment products that enable it to better serve its clients.

In September 2014, the Company entered into a solicitor agreement with Envestnet Asset Management, Inc. ("Envestnet") to provide referral services to their investment advisory platform. As a result, the Company earns advisory fees on clients who utilize the services provided by Envestnet. The Company has since entered into agreements with AssetMark, Inc. and with Camelot Portfolios, LLC to provide investment advisory services. Similar to the Envestnet agreement, the Company earns solicitor fees on investments made by the Company's clients through the Assetmark and Camelot platforms.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On March 14, 2013, the Company received a resident license from the California Department of Insurance to act as an Insurance Producer under the name Ministry Partners Insurance Agency, LLC (MPIA). MPIA has reached agreements with multiple insurance companies to offer their life and disability insurance products, as well as fixed and variable annuities.

On July 31, 2014, the Company executed a networking agreement with America's Christian Credit Union ("ACCU"), whereby ACCU will refer its credit union members to the Company for investment and insurance services and financial planning. The Company reached a similar agreement with Evangelical Christian Credit Union ("ECCU") on October 6, 2014. Under the terms of the networking agreements, the Company remits a proportional share of the revenue to both ACCU and ECCU when their members utilize the investment and insurance services of the Company.

The Company has executed additional selling and/or solicitor agreements with additional third party investment and insurance product providers to meet client or member needs.

Due to its broad offering of products and services, the Company is directly regulated by the following federal and state entities: the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the California Department of Business Oversight, and the California Department of Insurance. In addition, the Company is licensed with the state insurance or securities divisions in every state in which business is conducted. Through December 31, 2016, the Company was licensed for insurance in 13 states and for investments in 22 states.

Basis of Accounting and Revenue Recognition: The accompanying financial statements are presented on the accrual basis of accounting.

For sales of securities, other than mutual funds, the Company recognizes concession or commission income as of the trade date. Concession income on sales of mutual funds and advisory fees are recognized as of the settlement date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of the statement of cash flows, cash equivalents include demand deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company had no cash positions other than demand deposits as of December 31, 2016 and 2015.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment: Furniture, fixtures, and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives (three to five years) of the assets.

Income Taxes: The Company is a limited liability company (LLC) for both federal and state tax purposes. The Company is treated as a partnership for federal and state income tax purposes. Consequently, the tax effects of the Company's income or loss are passed through to the member and reported in the member's income tax returns. For state purposes, the Company is subject to the State of California's LLC gross receipts fee and the state minimum tax. For the years ended December 31, 2016 and 2015, the Company was subject to gross receipts fees of $6,400 and $6,000, respectively, in addition to the $800 minimum tax.

Recent Accounting Pronouncements: In February 2016, the FASB issued ASU No. 2016-02 *"Leases (Topic 842)."* ASU 2016-02 establishes a right of use model that requires a lessee to record a right of use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. A lease will be treated as sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as a financing. If the lessor doesn't convey risks and rewards or control, an operating lease results. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public business entities. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements, with certain practical expedients available. Early adoption is permitted. The Company is assessing the impact of ASU 2016-02 on its accounting and disclosures and currently has very limited exposure to the rule.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company entered into an Administrative Services Agreement with MPIC which stipulates that MPIC will provide certain facilities and services to the Company. This agreement was updated in November 2016. These services include the lease of office space, use of equipment, including computers and phones, and payroll and personnel services. MPIC has charged the Company for payroll and personnel costs based on estimates of actual time spent by MPIC employees on Company matters. Other expenses have been allocated to the Company using an estimate based on the number of employees working on Company matters as a percentage of the total number of employees at MPIC. These expenses are accrued on a monthly basis and paid the following month. As of December 31, 2016 and 2015, the Company has accrued $32,372 and $51,303, respectively, for unpaid expenses. The total expenses charged to the Company by MPIC were $629,895 and $912,926 for the years ended December 31, 2016 and 2015, respectively.

During the years ended December 31, 2016 and 2015, the Company sold securities issued by MPIC and received concessions for these sales. See Note 7, Securities Sales, for further explanation of these transactions.

NOTE 2. RELATED PARTY TRANSACTIONS (continued)

The Company's Board of Managers comprises three individuals, all of whom are members of the Board of Managers of MPIC. As of February 8, 2017, the Company's Chairman of the Board of Managers resigned and was replaced by another member of MPIC's Board of Managers. See Note 10. Subsequent Events for further details.

NOTE 3. RESTRICTED CASH

Restricted cash consists of funds the Company is required to maintain in a Central Registration Depository (CRD) account with FINRA, as well as funds the Company has deposited with RBC DAIN as clearing deposits. The CRD funds may only be used for fees charged by FINRA to maintain the membership status of the Company, as well as fees related to registered and associated persons of the Company. At December 31, 2016 and 2015, restricted cash held in the CRD account totaled $2,098 and $1,491, respectively. At December 31, 2016 and 2015, restricted cash held with RBC Dain totaled $50,705 and $51,256.

NOTE 4. PREMISES AND EQUIPMENT, NET

Premises and equipment at December 31 consisted of the following:

	2016	2015
Furniture, fixtures and equipment	$ 44,097	$ 40,825
Less accumulated depreciation	36,176	31,051
	$ 7,921	$ 9,974

NOTE 5. RESERVE REQUIREMENTS

The Company is exempt from the computation for Determination of the Reserve Requirements pursuant to SEC rule 15c3-1(k)(2)(ii).

NOTE 6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's net capital rule 15c3-1, which requires the maintenance of a minimum net capital of the greater of the minimum dollar requirement of $5,000 or 6.667% of aggregate indebtedness. As of December 31, 2016, the Company had net capital of $318,844 which was $313,701 in excess of its required net capital of $5,143. As of December 31, 2015, the Company had net capital of $101,113 which was $93,107 in excess of its required net capital of $8,006.

NOTE 7. SECURITIES SALES

On January 15, 2015, the Company entered into a Placement Agency Agreement with MPIC pursuant to which it agreed to act as MPIC's lead placement agent for an offering of MPIC's 2015 Secured Investment Certificates (the Secured Certificates). The Secured Certificates were offered and sold to qualified investors that meet the requirements of Rule 506 of Regulation D, promulgated by the U.S. Securities and Exchange Commission (SEC).

In January 2015, the Company began acting as a participating broker and managing broker in MPIC's Class 1 Notes Offering, an offering of debt securities under a prospectus filed with the SEC. The Company also has entered into agreements with MPIC to act as a participating selling broker for MPIC's Subordinated Capital Notes as well as its International Notes.

The Company recognized concession income of $738,180 and $617,584 related to MPIC securities sold during the years ended December 31, 2016 and 2015, respectively.

NOTE 8. OTHER PRODUCT SALES

The Company has entered into selling agreements with a number of companies to sell mutual fund investments, investments in Real Estate Investment Trusts (REITs), investments in 401(k) plans. The Company receives sales commissions on these transactions according to the agreements signed with other broker-dealers. The Company has also earned commissions on the sale of stock and investments in Unit Investment Trusts (UITs) through RBC Dain. RBC Dain allows the Company's clients to purchase these products through a clearing broker-dealer.

The Company's insurance agency, MPIA, sells fixed and variable annuities and receives commissions on these sales as well as trail commissions on continued investment in insurance products through companies with which the Company has selling agreements. The Company recognized commission income of $564,121 and $411,127 during the years ended December 31, 2016 and 2015, respectively.

The Company also earns investment advisory fees on customer investments made through the Assetmark, Camelot, and Envestnet services platforms. The Company recognized advisory fee income of $122,838 and $114,208 during the years ended December 31, 2016 and 2015, respectively.

NOTE 9. LEASE COMMITMENTS

The Company leases property in Fresno, California under an operating lease agreement that expires in the year 2018. The Company is also charged for leased space based on an expense sharing agreement with its parent company, MPIC. That lease agreement also expires in the year 2018. The Company recognized total lease expense of $37,118 and $31,487 for the years ended December 31, 2016 and 2015, respectively.

NOTE 9. LEASE COMMITMENTS (continued)

While the lease expense due in relation to the expense sharing agreement between the Company and MPIC is subject to revision based on space utilized by the Company, the following represents the expected future remaining lease payments under the current agreements:

2017	$	37,722
2018		18,204
Total	$	55,926

NOTE 10. SUBSEQUENT EVENTS

On February 8, 2017, Jerrod Foresman resigned as Chairman of the Board of Managers of the Company. The resignation was not the result of any disagreement with the Company. R. Michael Lee, who was serving as a Manager on the Company's Board of Managers, was appointed to serve as the Chairman of the Board. In addition, Abel Pomar, who currently serves as a Manager on the MPIC Board of Managers, was appointed to serve as a Manager of the Company. Mr. Pomar also currently serves as an executive of ECCU, with which the Company has an outstanding networking agreement.

Supplemental Information

Schedule I – Computation of Net Capital, Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital

Total Equity		$ 361,954
Less: Non-Allowable Assets		43,110
Tentative Net Capital		318,844
Less: Haircuts		--
Net Capital		318,844

Computation of Net Capital Requirement

(A) Minimum net capital based on aggregate indebtedness (6.667% of aggregate indebtedness)	$ 5,143	
(B) Minimum dollar requirement per 240.15c3-1 (a)(2)(vi)	$ 5,000	
Net Capital requirement (greater of (A) or (B))		5,143
Excess net capital		$ 313,701

At December 31, 2016, Non-Allowable Assets consisted of a CRD account held with FINRA with a balance of $2,097, other assets of $3,366, concessions receivable of $29,726, and fixed assets with a net balance of $7,921.

Aggregate Indebtedness	$ 77,150
Ratio of aggregate indebtedness to net capital	0.24

Reconciliation to Form X-17A-5

Net Capital as reported on Form X-17A-5 (unaudited)	$ 318,844
Audit adjustments	--
Net Capital per above	$ 318,844

Schedule II – Determination of Reserve Requirement, Pursuant to Rule 15c3-1
Year ended December 31, 2016

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control according to the provision of Rule 15c3-3(k)(2)(ii).

TABLE OF CONTENTS

HUTCHINSON and BLOODGOOD LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

550 N. Brand Blvd., 14th Floor
Glendale, CA 91203
t 818.637.5000 f 818.240.0949
www.hbllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON REVIEW OF EXEMPTION REPORT

To the Member of
Ministry Partners Securities, LLC
Brea, California

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Ministry Partners Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ministry Partners Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k) *(2)(ii)*, (the "exemption provisions") and (2) Ministry Partners Securities, LLC stated that Ministry Partners Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ministry Partners Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ministry Partners Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of 17 C.F.R. § 240.15c3-3.

Hutchinson and Bloodgood LLP

Glendale, California
February 24, 2017

MINISTRY PARTNERS

Assertions Regarding Exemption Provisions

We, as members of the management of Ministry Partners Securities, LCC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission ("SEC") and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 through December 31, 2016.

Ministry Partners Securities, LLC

By: ______________________

Joseph W. Turner, CEO
(Name and Title)

2-7-17
(Date)

Toll Free Nationwide (855) 870-2470

TABLE OF CONTENTS

MINISTRY PARTNERS SECURITIES, LLC

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year ended December 31, 2016

Period Covered	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2016		$ 2,952
Payment schedule		
SIPC-6 assessment	7/28/16	1,323
SIPC-7 assessment	2/10/16	1,629
		$ –